NEWS RELEASE

Alderon Grants Incentive Stock Options and
Appoints Corporate Secretary

February 9, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) announces that it has, effective February 9, 2011, granted incentive stock options to purchase a total of 1,500,000 common shares of Alderon at an exercise price of $3.70 per share to certain executive officers and directors of Alderon.  The options vest in equal quarterly instalments of a period of 24 months and have a term of five years.

Alderon also announces the appointment of Patrick Gleeson as Corporate Secretary of Alderon.  Mr. Gleeson was formerly a member of the Board of Directors of Alderon and is the past Corporate Secretary and Counsel of Consolidated Thompson Iron Mines Limited.  He provides corporate and securities legal advice to a number of reporting issuers in the resource industry.  Sheila Paine will remain with Alderon as Assistant Corporate Secretary.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.